Exhibit 1

British American Tobacco p.l.c. (the “Company” or “BAT”)

10 February 2026

Board Update – Chair Extension and Senior Independent Director Appointment

The Company announces that, following a comprehensive Chair succession process, the Board has decided to extend Luc Jobin’s tenure as Chair. This extension is for a period of up to two years until the Company’s Annual General Meeting (AGM) in April 2028, during which the search process will continue with the aim of appointing a new Chair within that time. Luc will continue to stand for annual re‑election at the Company’s AGM.

Luc was appointed to the Board in July 2017, and as Chair in April 2021. In July 2026, he will have served nine years on the Board, including five years as Chair. A comprehensive Chair succession process led by Holly Keller Koeppel, the Senior Independent Director, together with the Nominations Committee was supported by external advisers.

Holly Keller Koeppel, Senior Independent Director, said:

“Luc is a proven and respected Chair who continues to lead the Board effectively whilst providing thoughtful challenge and support to management through the delivery of the Group’s transformation agenda. Luc’s prior service on the Board means that an extension beyond July 2026 would represent a departure from the UK Corporate Governance Code nine-year tenure recommendation. The Board continues to be committed to maintaining high standards of corporate governance and recognises the importance of Board refreshment. Having run a thorough succession process, evaluating a number of credible candidates against the Board’s criteria including effective global leadership at scale and the skills we are seeking to lead BAT through its continued transformation, the Board concluded that extending Luc’s tenure is in the best interests of BAT at this time.  An extension period of up to two years removes uncertainty during this important phase of the Group’s transformation, while providing the Nominations Committee with sufficient flexibility to appoint the right candidate for BAT.”

Having served on the Board since July 2017, Holly Keller Koeppel will step down from the Board at the conclusion of the 2026 AGM and Karen Guerra will be appointed to the role of Senior Independent Director, subject to re-election. Karen has been closely involved in the Chair succession process to date and is well placed to lead the refreshed search process and support an orderly transition.

Luc Jobin, Chair, commented:

“I would like to thank Holly for her extensive contribution to the Board, including as Senior Independent Director and Chair of the Audit Committee before that. We wish her well in her future board endeavours. I look forward to welcoming Karen as Senior Independent Director. Her experience and insight will be invaluable as the search for my successor continues.”

Enquiries

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Victoria Buxton | IR_team@bat.com